Exhibit 1

Patrick Tangney
Chairman and CEO
Pinnacle Towers Pte Ltd.
Patrick@frontiertowerassociates.com
+1.917.975.5576
+63.917.136.8198

May 11, 2024

re: Chuck Green and Crown Castle

To whom it may concern,

When Chuck Green approached me and asked whether I would consider writing a letter vouching for his credentials to play a leadership role together with Ted Miller in turning around Crown Castle, I literally laughed; I thought he was joking. Not only is Chuck the founding CFO of Crown, having worked with Ted to take Crown from an idea shared by two guys and a dog in a diner to becoming the most successful tower company in the United States, giving birth to an entire industry, but he has continued to play roles that make him an icon in the industry. Asking whether he is qualified to serve in the leadership team of a tower company is like asking whether the Pope is qualified to say mass. It was only after a couple of seconds that I realized he was serious.

Crown Castle is a great company, a great company whose shares have lagged behind peers for years under the weight of a flawed strategy that has not been corrected without any real consequence for the current Board and management. Chuck understands at every level that performance has consequences. At risk of writing a laundry list, Chuck has served as a CFO, CEO, and director of multiple leading tower companies, often joining them at an early stage and seeing them go through multiple states of evolution. In addition to his role in the founding and growth of Crown, which itself gives him great insight into Crown, he, inter alia:

■	founded and served as the Chairman and CEO of Helios Towers, the first multinational emerging markets tower company
■	a founding director of e.dot.co, which became Southeast Asia’s first regional tower company
■	a director of Vantage, Vodafone’s European tower company carveout
■	one of my companies, Pinnacle Towers Pte Ltd, which through its subsidiaries is present in a number of markets including the Philippines, where it is the largest tower company

As an executive, Chuck has helped to form the strategy and oversee the growth of several tower companies. He has also been in situations where a change in strategy is required and helped to get stakeholder buy-in for revised strategies. As a director, Chuck is an incredibly insightful person who rolls up his sleeves and gets into the detail. He understands the role of a director is to supervise and not just let management teams do whatever they want, unlike, based on the track record of actual returns on equity, the current Crown board.

Pinnacle Towers Pte Ltd.

10 Changi Business Park Central 2 #05–01 Hansapoint Singapore 486030 Page	1 / 2

If I am lucky enough to meet the Pope again, I don’t think I will ask him if he is qualified to say mass. And I certainly wouldn’t ask Chuck if he is qualified to serve on the leadership team of a tower company. He’s an All Star, a GOAT. You’ll be lucky to have him.

Please do not hesitate to reach out to me should you wish to discuss my testimonial in further detail.

All the best,

Patrick

Pinnacle Towers Pte Ltd.

10 Changi Business Park Central 2 #05–01 Hansapoint Singapore 486030 Page	2/ 2